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Exhibit 11 - Earnings per share


                                                               1998           1997

Income (loss) from continuing operations                     (648,532)      (169,720)
Less dividends on preferred stock                              (8,141)        (8,142)
Income (loss) from continuing operations applicable
     to common shareholders                                  (656,673)      (177,862)
Less discontinued operations                                        0        (25,992)
Net (loss) applicable to common shareholders                 (656,673)      (203,854)

Weighted average common shares outstanding                  2,566,240      1,625,343
Weighted average options vested                                97,248        155,120

Net income (loss) per common share
     Basic                                                 $    (0.26)    $    (0.13)
     Diluted                                               $    (0.26)    $    (0.13)
